Mail Stop 0408




								August 5, 2005




Mr. J. Williar Dunlaevy
Chairman of the Board and Chief Executive Officer
Legacy Bancorp Inc.
99 North Street
Pittsfield, Massachusetts 01202

      Re:	Legacy Bancorp, Inc.
      Registration Statement on Form S-1
      Filed July 8, 2005
      File No. 333-126481



Dear Mr. Dunlaevy:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




General
1. Please note the updating requirements of Rule 3-12 of Regulation S-
X when filing future amendments.
2. Please include a signed and currently dated consent in your next amendment.


Our Business Strategy, page 3
3. Please revise your discussion of cost control to discuss anticipated increases in expenses as a result of your becoming a public company including higher accounting fees, legal fees, and compliance costs.


How We Determined the Offering Range, page 4
4. Please provide more detail, on page 5, regarding the peer group analysis including, but not limited to, the following information:
* describe the factors used to select the companies in the peer group;
and
* disclose the number of companies in the peer group.

5. We note your statement, on page 5, that the appraisal will be updated. Please advise us as to when the appraisal will be updated.
We note your statement, on page 5, that any changes to the
appraisal
would be subject to regulatory approval.   Please disclose what
regulatory approval you would require for changes to the appraisal.


You May Not Sell or Transfer Your Subscription Rights, page 11
6. We note your intention to take legal action, including reporting persons to federal or state regulatory agencies, against anyone who sells or gives away their subscription rights. Please explain the basis for your taking legal action and explain the state and federal laws that would be violated by anyone who sells or gives away their subscription rights.






Tax Consequences of the Conversion, page 13
7. Please briefly define the terms "eligible account holders" and "supplemental eligible account holders."


Risk Factors, page 14
8. Please revise the introductory paragraph to indicate that this section discloses all material risks. As sample comment 30 to Staff
Legal Bulletin No.7A, directs, you must disclose all risks that you believe are material at this time.


Our Commercial Real Estate and Commercial Loans, page 14
9. We note your statement that you have a smaller proportion of residential real estate loans in your loan portfolio than the average for savings institutions and your disclosure of the percentage of commercial real estate and commercial loans in your loan portfolio.
Please disclose for savings institutions in New England the average percentage of residential real estate loans in their portfolio and the average percentage of commercial real estate and commercial loans. In addition, please disclose the percentage of residential loans in your loan portfolio. In addition, please revise the caption and the text to reflect the fact that these loans "do," not "may," expose you to increased credit risks.


Our Return on Equity, page 17
10. We note your statement that you expect your return on equity to be below the industry average for public thrifts. Please disclose the industry average. In addition, we note your reference to your "comparable peer group;" please describe this group.


Selected Consolidated Financial Information of Mutual Bancorp and
Subsidiaries, page 20
11. Please revise to label your columns that present financial information as of and for the periods ended April 30, 2005 and 2004 as
"unaudited."





Management`s Discussion and Analysis of Mutual Bancorp and
Subsidiaries, page, 34
12. Please revise this section considering Release No. 33-8350 including, but not limited to, the following:
* provide a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company`s financial condition and operating results;
* identify and discuss key performance indicators, including non-financial performance indicators, that your management uses to manage the business and that would be material to investors;
* include economic or industry-wide factors relevant to the company;
and
* provide insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company`s executives are most focused for both the short and long term, as well as the actions they are taking to address these opportunities, challenges and risks.

13. Please revise the section to address how you will be affected by the conversion and your other plans including how your liquidity, capital resources and results of operations will be affected. Instruction 3 to Item 303 (a) requires that the discussion and analysis shall "focus specifically on material events and uncertainties known to management that would cause reported financial information not to be necessarily indicative of future operating results or of future financial condition" including "matters that would have an impact on future operations and have not had an impact in the past."

14. Please revise this section in its entirety to respond to Release
No. 33-8350 which states that "MD&A requires not only a "discussion" but also an "analysis" of known material trends, events, demands, commitments and uncertainties. MD&A should not be merely a restatement of financial statement information in a narrative form."
Instruction 4 to Item 303 (a) specifies that the discussion of material changes describe the causes of the changes and "shall not merely repeat numerical data contained in the consolidated financial statements."


Market Area and Competition, page 48
15. We note your discussion of your "national commercial real estate lending program." Please disclose the number of states in which you have outstanding loans. We note your disclosure of the total amount of loans from this program; please disclose the amount of loans outstanding outside of Massachusetts and New York.

16. Please estimate the number of competitors and your competitive position, as required by Item 101(c)(1)(x). Please provide more detail regarding your competitors including their size, resources, expertise, and customer base. In addition, please explain both positive and negative factors pertaining to your competitive position, as required by Item 101(c)(1)(x). Since interest rates that you charge for loans and that you offer for deposits are a principal method of competition, please discuss how you compete with larger more established financial institutions with more resources and higher volume of deposits and loans than you.


Lending Activities, page 48
17. We note your disclosure on page 49 that your current practice is to sell almost all newly originated fixed-rate 10, 15 and 30 year loans in the secondary market. Please revise to quantify the amount, if any, of loans sold to the FHLBB during the periods presented. To the extent that you do sell loans to the FHLBB, please revise to discuss any retained interests that you continue to carry in such loans.


Asset Quality, page 53
18. Please revise to state the gross interest income that would have been recorded in the most recently presented period if your non-accrual loans had been current in accordance with their original terms and the amount of interest income on these loans that was included in net income for the period. Please refer to Item III.C.2 of Industry
Guide 3.

19. Please revise your disclosure to state any concentration of loans exceeding 10% of total loans which are not otherwise disclosed as a category of loans, as of the end of the most recent period presented.
Please refer to Guide 3, Item III.C.4.








Allowance for loan Losses, page 55
20. Please explain why the ratio of allowance for loan losses to total loans ranged from 0.90 percent to 0.98 percent from 2000 to 2003 but ranged from 0.76 to 0.81 percent from 2004 to April 2005.

21. We note your disclosure on page 40 that during 2003 management decided to increase general reserve levels for the portfolio as a whole after a thorough reevaluation of your methodology for establishing the allowance for loan losses. Please revise to describe the changes made to your methodology.



Investment Activities, page 57
22. Please revise your disclosure to name any security issuer, and state the aggregate book value and aggregate market value of the securities, when the aggregate book value of the securities exceeds ten percent of stockholders` equity, as of the end of the latest period reported. Please refer to Guide 3, Item II (c).


Approvals Required, page 89
23. Please explain who are "the corporators."


Stock Pricing, page 90
24. Please provide more detail regarding the procedures and substance of the analysis that led to the pricing of your stock including but not limited to the following:
* disclose the experience and qualifications of Keller & Company to perform the appraisal;
* discuss the selection and composition of the comparable group;
and
* discuss the methods of valuation.
In addition, please revise your statement on page 91 regarding the availability of a copy of the appraisal report to state that it is filed as an exhibit to the registration statement.


Restrictions on Transfer of Subscription Rights and Shares, page
97
25. Please disclose the "applicable regulations" to which you refer and the potential consequences to persons with subscription rights of violations. Please clarify in the caption and in the text the extent to which there are any limitations on transfer of shares. Distinguish between transfer before the conversion and transfer after the conversion.


Financial Statements, page F-1
26. Please revise your financial statement index to include a note explaining why no financial statements for Legacy Bancorp, Inc.
have
been presented.


Note 1: Summary of Significant Accounting Policies
Loans held for sale, page F-10
27. Given the significance of your loan sales during the periods presented, please revise as follows to clearly explain how you account for the sale of mortgage loans to secondary market investors:
* Explain how you determine that the transfer of loans meet the criteria for sale treatment as set forth in paragraph 9 of SFAS 140.
Clearly disclose each of the three criteria in that paragraph.
* Clearly describe how any assets obtained or liabilities incurred in conjunction with these sales, including any guarantees or recourse obligations, were measured and recorded in your financial statements.
Refer to paragraph 11 of SFAS 140.
* Explain how you account for mortgage servicing rights, and describe how you measure these servicing assets, including the methodology used in determining their fair value.


Note 5: Loans, page F-22
28. Please provide the disclosures required by paragraph 17(e) of SFAS
140 with respect to your mortgage servicing rights.


Note 10: Other Secured Borrowings, page F-26
29. We note your disclosure on page 51 that you occasionally purchase participation interests in commercial and real estate loans from outside financial institutions. Furthermore, from your disclosure on page F-26, it appears that you also issue participation interests in loans that you hold to outside financial institutions. Please revise to more clearly explain your policies and procedures regarding loan participations, including a discussion of how you account for such participations. In addition, more clearly explain the manner in which your loan participation agreements were modified in order to qualify for sale treatment under SFAS 140.


Note 11: Federal Income Taxes, page F-27
30. Please revise your disclosure to briefly describe the purpose of your REIT subsidiary, the reasons for its dissolution, and the financial statement impact of its dissolution.


Note 12: Commitments and Contingencies, page F-30
31. Please tell us whether you issue loan commitments to originate loans that will be held for sale. If so, tell us whether you have accounted for such loan commitments as derivatives in accordance with paragraph 3 of SFAS 149.


Exhibits
32. Please file all exhibits including the opinions and an updated appraisal.




      * * * * * * * * * * * * *




      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      You may contact Margaret E. Fitzgerald at (202) 551-3556 or Angela Jackson at 202-551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact either Jonathan E. Gottlieb at (202) 551-3416 or me at
(202)
551-3698 with any other questions.



								Sincerely,


								Mark Webb
								Legal Branch Chief



cc:	Douglas P. Faucette, Esquire
	Lord, Bissell & Brook LLP
	Suite 500
	1717 Pennsylvania Avenue, N.W.
	Washington, D.C. 20006




Mr. J. Williar Dunlaevy
Legacy Bancorp, Inc.
August 5, 2005
Page 1